Exhibit 99.1

CHINA REAL ESTATE INFORMATION CORPORATION SHAREHOLDERS APPROVE MERGER WITH E-HOUSE (CHINA) HOLDINGS LIMITED

SHANGHAI, China, April 19, 2012 — China Real Estate Information Corporation (“CRIC” or the “Company”) (NASDAQ: CRIC), a leading provider of real estate information, consulting and online services in China, today announced that, at the extraordinary general meeting of the Company’s shareholders (the “EGM”) held earlier today, shareholders voted in favor of approving and adopting the previously announced Agreement and Plan of Merger, dated December 28, 2011 (the “Merger Agreement”), among the Company, E-House (China) Holdings Limited (“E-House”) (NYSE: EJ), an exempted company with limited liability incorporated under the laws of the Cayman Islands, and CRIC (China) Holdings Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of E-House. Shareholders holding approximately 95.23% of the Company’s total outstanding ordinary shares voted in person or by proxy at the EGM. Based on the final tabulation, CRIC’s shareholders voted overwhelmingly in favor of the merger with (i) approximately 99.95% of the ordinary shares present in person or by proxy at the EGM and (ii) approximately 89.53% of the Company’s total outstanding ordinary shares other than those held directly or indirectly by E-House, held in the Company’s treasury or issued to the Company’s depositary and reserved for future share incentive grants, voting in favor of the proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby.

Completion of the merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with E-House to satisfy all other conditions precedent to the merger set forth in the Merger Agreement and complete the merger as quickly as possible. When completed, the merger will result in CRIC becoming a private company and a wholly owned subsidiary of E-House. In addition, CRIC’s American depositary shares (“ADSs”), each representing one CRIC ordinary share, would cease to be listed on the Nasdaq Global Select Market.

About CRIC

China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC) is a leading provider of real estate information, consulting and online services with a presence in over 180 cities across China. CRIC, a subsidiary of E-House (China) Holdings Limited (NYSE: EJ), merged with the online real estate business of SINA Corporation (NASDAQ: SINA) upon the completion of CRIC’s initial public offering and listing of its ADSs on the NASDAQ Global Select Market in October 2009. Leveraging its proprietary, advanced and comprehensive real estate information database and analysis system, CRIC provides a broad range of real estate-related services to all participants in the real estate value chain, including developers, suppliers, agents, brokers, service providers and individual consumers. CRIC’s services include subscription-based information services, customized consulting services and online services through several real estate websites that provide region-specific real estate information and access to online communities. For more information about CRIC, please visit http://www.cric.com.

For investor and media inquiries please contact:

In China:

Michelle Yuan

Director, Investor Relations

China Real Estate Information Corporation

Phone: +86 (21) 6086-7369

E-mail: michelleyuan@cric.com

Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-6284

E-mail: cric@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1 (646) 460-9989

E-mail: cric@ogilvy.com